Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial: (610) 478-2048
Email: jha@stevenslee.com
Direct Fax: (610) 371-7960

November 7, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TODA International Holdings Inc.
Amendment No. 4 to Form 8-K
Filed September 30, 2011
File No. 000-52346

Ladies and Gentlemen:

On behalf of TODA International Holdings Inc. (the “Company”), we respond as follows to the comment letter dated October 24, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Current Report on Form 8-K, as amended (the “Form 8-K”).  A copy of the Form 8-K, and related exhibits, has been marked to note the changes from the original filing made with the Commission (however, the page references to the section headings taken from the Staff’s Comment Letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italics below and provided the Company’s response to each comment immediately thereafter.

Amendment No. 4 to Form 8-K filed September 30, 2011

Description of Our Industry, page 6

1.
We reissue comment 4 of our letter dated August 31, 2011. Please provide the basis for the projections on pages 21 and 22. We again direct your attention to Item 10(b) of Regulation S-K for the Commission policy on projections. Please revise the disclosure accordingly.

The Company has amended the disclosure on pages 21 and 22 to address the Staff’s comment.

Securities and Exchange Commission
November 7, 2011	Page 2

Transactions with Related Persons, Promoters and Certain Control Persons, page 56

2.
We reissue comment seven of our letter dated August 31, 2011. Please revise to add disclosure of the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the debt, as required by Item 404(a)(5) of Regulation S-K for each related party debt transaction. In addition, we are unable to locate all related party loan agreements. Please file all related party loan agreements.

The Company has revised the “Transactions with Related Persons, Promoters and Certain Control Persons” disclosure on page 56 as requested by the Staff.  The agreements have been filed as exhibits.

Exhibits

3.
We note that you are seeking confidential treatment for certain exhibits in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934. Revise your exhibit index to reflect that portions of these exhibits have been omitted pursuant to a request for confidential treatment. In addition, revise the exhibits to include a legend that portions of the exhibits have been omitted pursuant to a request for confidential treatment. See Section II.D.5. of Staff Legal Bulletin No. 1 (1997).

The Company has revised the exhibit index to reflect that portions of these exhibits have been omitted pursuant to a request for confidential treatment.  Additionally, the Company has refiled marked versions of Exhibits 10.2, 10.3, 10.6, 10.7, 10.8, 10.9, 10.10 and 10.11 to include a legend that portions of the exhibits have been omitted pursuant to a request for confidential treatment.

4.
We note the exhibits filed in response to comment six of our letter dated August 31, 2011. Exhibits 10.21, 10.23, 10.24, 10.25, 10.26, 10.27, 10.28, 10.30, 10.31, and 10.32 appear to be missing exhibits, schedules or attachments. Please file these Exhibits in their entirety with your next amendment, as required by Item 601(b)(10) of Regulation SK. In addition, we are unable to locate your loan from Shanghai Pudong Development Co., Ltd. Dalian Branch for $2,014, 680. Please advise or revise to file the loan agreement as an exhibit.

The Company has refiled Exhibits 10.21, 10.27, 10.28, 10.31 and 10.32 to include any previously missing exhibits, schedules or attachments.  Please be advised that Exhibits 10.23, 10.24 and 10.25 have no exhibits, schedules or attachments.  The instruction page is a standard form and the references therein to a “Withdrawal Plan or Repayment Schedule” are not applicable to these agreements.

With respect to Exhibits 10.26 and 10.30, the additional documents referenced within the agreements have been filed as stand alone documents.  The Maximum Guarantee Contract referenced in both is Exhibit 10.29 to the Form 8-K.  Exhibits 10.27 and 10.31 are the Maximum Mortgage Contracts of Moveables referenced therein and Exhibits 10.28 and 10.32 are the Maximum Real Estate Mortgage Contracts referenced therein.  There are no other exhibits, schedules or attachments to Exhibits 10.26 or 10.30.  However, please note that the Company is refilling Exhibit 10.26 to correct a typo.

With respect to the loan from Shanghai Pudong Development Co., Ltd. Dalian Branch for $2,014, 680, this is the Financing Limit Agreement filed as Exhibit 10.26 to the Form 8-K.  The financing limit agreement provided that the Company could borrow up to RMB 20 million.  The Company actually borrowed RMB 13,752,000 ($2,014, 680) under this financing limit agreement.

Securities and Exchange Commission
November 7, 2011	Page 3

The following table sets forth the periodic takedowns under the financing limit agreement.

Take-down Date	Loan Amount (in RMB)
6/19/2009	463,000
6/19/2009	175,000
6/25/2009	246,000
7/8/2009	493,000
7/8/2009	707,000
7/17/2009	659,000
7/23/2009	752,000
9/23/2009	351,000
9/30/2009	391,000
9/23/2009	356,000
9/16/2009	1,579,000
9/16/2009	150,000
9/23/2009	1,251,000
10/13/2009	551,000
10/28/2009	1,064,000
10/28/2009	180,000
10/29/2009	718,000
11/4/2009	459,000
11/4/2009	968,000
11/23/2009	275,000
11/23/2009	194,000
12/24/2009	152,000
12/24/2009	1,618,000
TOTAL:	13,752,000

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours,

STEVENS & LEE

/s/ Jacquelyn A. Hart

Jacquelyn A. Hart

cc:	Mr. Chuan-Tao Zheng
William W. Uchimoto, Esq.